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                       Integrated Process Equipment Corp.
                                 911 Bern Court
                               San Jose, CA 95122



                                 April 9, 1997


VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

     RE: INTEGRATED PROCESS EQUIPMENT CORP.; REQUEST FOR WITHDRAWAL OF REGISTRATION STATEMENT ON FORM S-3
          (FILE NO. 333-22821)

Dear Ladies and Gentlemen:

     Due to market conditions, Integrated Process Equipment Corp. (the "Registrant") hereby withdraws its Registration Statement ("Registration Statement") on Form S-3 (File No. 333-22821) initially filed with the Commission on March 5, 1997, and subsequently amended on March 25, 1997 and April 3, 1997. The Registrant has not sold any of its securities to any of the individuals solicited by means of the preliminary prospectus contained in such Registration Statement.

     Please do not hesitate to contact Yoichiro Taku of Wilson Sonsini Goodrich & Rosati at (415) 354-4251 with any questions you may have regarding the Registration Statement.

                                        Very truly yours,

                                        INTEGRATED PROCESS EQUIPMENT CORP.

                                        /s/ John S. Hodgson

                                        John S. Hodgson
                                        Chief Financial Officer